Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606

June 28, 2022

VIA EDGAR TRANSMISSION

David Orlic

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Investment Managers Series Trust II (the “Trust”)

Post-Effective Amendment No. 280 / 283 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”)

File Nos. 333-191476, 811-22894

Dear Mr. Orlic:

This correspondence responds to a comment received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on June 27, 2022, with respect to the Registration Statement and the Trust’s series, the AXS 2X TSLA Bear ETF, AXS 2X NVDA Bear ETF, AXS 2X COP Bear ETF, AXS 2X BA Bear ETF, AXS 2X PYPL Bear ETF, AXS 2X WFC Bear ETF, AXS 2X PFE Bear ETF, AXS 2X CRM Bear ETF and AXS 2X NKE Bear ETF (referred to herein as the “Bear Funds”) and the AXS 2X TSLA Bull ETF, AXS 2X NVDA Bull ETF, AXS 2X COP Bull ETF, AXS 2X BA Bull ETF, AXS 2X PYPL Bull ETF, AXS 2X WFC Bull ETF, AXS 2X PFE Bull ETF, AXS 2X CRM Bull ETF and AXS 2X NKE Bull ETF (referred to herein as the “Bull Funds,” and together with the Bear Funds, the “Funds,” and individually, each a “Fund”). For the purposes of this letter, references in the comment and response to the “Fund” will apply to each applicable Fund covered by the Registration Statement. The Funds previously filed comment response letters on May 25, 2022 (the “May Letter”), June 23, 2022 (the “June 23 Letter”) and June 24, 2022 (the “June 24 Letter”), in response to comments given by the staff of the Commission (the “Staff”). For your convenience, the comment has been reproduced with a response following the comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

1.	Advise how an index with a single stock qualifies as a designated index under Rule 18f-4. In your explanation, please discuss how an index with a single stock is consistent with the common understanding of the word “index” which assumes more than one component. Support your position with third party resources that define “index” to include a single stock. We note that S&P Dow Jones Indices describes an index as “a group or basket of securities, derivatives or other financial instruments that represents the performance of a specific market, asset class, market sector or investment strategy.”

Response: The definition of “designated index” under Rule 18f-41 does not include any parameters that would exclude an index with a single stock from meeting the definition of “designated index.” The only requirements under the rule are: (i) the index be unleveraged,2 (ii) the index reflect the market or asset classes in which the fund invests, and (iii) the index not be administered by an organization that is an affiliated person of the fund, its investment adviser, or principal underwriter, or created at the request of the fund or its investment adviser (unless the index is widely recognized and used). The single stock indexes which the Funds intend to use meet these requirements and therefore qualify as designated indexes under the Rule. There is no definition of “index” under the Rule or the adopting release that would suggest that a single asset index would not qualify as a designated index. On the contrary, the adopting release notes that, in a change from the proposing release, a designated index is not required to be an “appropriate broad-based securities market index.”3 Furthermore, we disagree with the Staff’s presumption that “index” assumes more than one component. There are numerous examples of indexes which track only a single asset4 and nothing in Rule 18f-4 or the adopting release suggests that an index tracking a single asset cannot be used as a designated index. As a result, we believe an index with a single stock qualifies as a designated index under Rule 18f-4.

[1]	Rule 18f-4 defines a designated index as an “unleveraged index that is approved by the derivatives risk manager for purposes of the relative VaR test and that reflects the markets or asset classes in which the fund invests and is not administered by an organization that is an affiliated person of the fund, its investment adviser, or principal underwriter, or created at the request of the fund or its investment adviser, unless the index is widely recognized and used.”

[2]	Pursuant to Comment Response #12 of the June 23 Letter, the Trust asserts that an index that seeks to reflect the inverse value of an underlying constituent is not leveraged, so long as it does not seek to multiply the returns.

[3]	See Use of Derivatives by Registered Investment Companies and Business Development Companies, Investment Company Act Release No. 34084 (Nov. 2, 2020) pg. 102.

[4]	See, e.g. indexes that track single commodities (S&P GSCI Corn Index, Dow Jones Commodity Index Crude Oil, CME Lean Hog Index), precious metals (S&P GSCI Gold Index, S&P GSCI Silver Index, S&P GSCI Platinum), the indexes offered by iSTOXX that track the performance of single companies (multiple single company indexes listed here), and the indexes offered by Solactive that track the performance of single companies (a list of the indexes is contained here).

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren